July 25, 2013

VIA ELECTRONIC TRANSMISSION

Secutities and Exchange Commission
Division of Corporate Finance
Washington, DC
USA 20549

Dear Sirs:

Re:          Scout Exploration, Inc.
Amended 10-K for Fiscal Year Ended September 30, 2012

In response to your letter dated July 3, 2013, we acknowledge the following in respect of the filing of our amended 10-K for the fiscal year ended September 30, 2012 (the “Filing”):

●	The company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

SCOUT EXPLORATION, INC.

/s/ John Roozendaal

John Roozendaal
Chief Executive Officer